This communication is filed pursuant to Rule 425	Filer: Telefónica, S.A.
under the Securities Act of 1933, as amended	Issuer: Telefónica, S.A.
Subject of the offer: Terra Networks, S.A.
Commission File Number: 000-28011

ANTONIO J. ALONSO UREBA
Director, General Secretary
and Secretary to the Board of Directors
TELEFÓNICA, S.A.

    Telefónica S.A., as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

    The Board of Directors of both Telefónica, S.A. and Terra Networks, S.A. have each adopted, at their meetings held today, a Merger Plan for the acquisition of Terra Networks, S.A. by Telefónica, S.A., with the termination, through dissolution without liquidation, of the former company, and the en bloc transmission of all of its assets to the latter company, which, through universal succession, will acquire the rights and obligations of Terra Networks, S.A.

    The exchange ratio for the shares of the entities participating in the merger, which was determined on the basis of the real value of the corporate assets and liabilities of Telefónica, S.A and Terra Networks, S.A., will be the following: Two (2) shares of Telefónica, S.A., each having a par value of one euro (€1), for every nine (9) Terra Networks, S.A. shares, each having a par value of two euros (€2).

    In accordance with article 226 of the Mercantile Registry Regulation in force, a copy of the Merger Plan shall be filed at the Madrid Mercantile Registry, a copy of which is included in the present Significant Event as Annex 1.

    Likewise, it is hereby included as Annex 2, the Press Release that shall be distributed by the Company today.

    Madrid, February 23rd 2005.

Other than the information contained in this document, Telefónica, S.A. has not filed with the SEC any information relating to the merger of Telefónica, S.A. and Terra Networks, S.A. (the "merger"). Telefónica, S.A. will be filing with the SEC an offering document for the merger and other relevant documents concerning the merger. WE URGE INVESTORS TO READ THE DEFINITIVE OFFERING DOCUMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain copies of the offering document and other documents from the SEC's Public Reference Room at 450 Fifth Street N.W., Washington D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The documents may also be obtained from the website maintained by the SEC at http://www.sec.gov, which contains reports and other information regarding registrants that file electronically with the SEC. In addition, documents (including any exhibits) filed with the SEC by Telefónica, S.A. will be available free of charge from the Investor Relations office of Telefónica, S.A., located at Gran Vía, 28, 28013-Madrid, Spain. Telephone 011-34-91-584 47 00 READ THE DEFINITIVE OFFERING DOCUMENT CAREFULLY BEFORE MAKING A DECISION REGARDING THE MERGER.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

ANNEX - 1

MERGER PLAN OF TELEFÓNICA, S.A. and TERRA NETWORKS, S.A.

Madrid, February 23, 2005

For the purposes of the provisions of Articles 234, 235 and related articles of the Corporations Law, as approved by Royal Legislative Decree No. 1564/1989, of December 22 (hereinafter referred to as the "Corporations Law"), the undersigned, in their capacity as members of the Boards of Directors of TELEFÓNICA, S.A. (hereinafter referred to as "TELEFÓNICA") and TERRA NETWORKS, S.A. (hereinafter referred to as "TERRA"), have drawn up the present merger plan (hereinafter referred to as the "Merger Plan" or the "Plan"), which shall be submitted for approval of the shareholders at their respective general shareholder meetings pursuant to the provisions of Article 240 of the above-mentioned Law. The contents of such Plan are as follows.

  INTRODUCTION

1.1 Reasons for the merger

Like many other Internet companies, TERRA has evolved within the context of a strategic model based on a separation between the telecommunications business and the business of providing Internet services (ISP). Notwithstanding other prior circumstances, it has recently (more specifically, during the last twelve months) become manifestly obvious, in a clear and distinct manner, that an irreversible crisis is affecting the traditional model of the pure Internet service provider, and that, in parallel, a new model based on the operational integration of the telephone and Internet businesses has appeared in the telecommunications market. The root of these changes lies in the emergence, development, and blossoming of broadband technology applied to Internet access, which has led to the blurring - especially in the last year, during which its penetration and growth have accelerated exponentially - of the traditional line of separation between the above-mentioned businesses.

  The explosion of broadband technology has, in effect, created a new dynamic in the supply market, with which synchronization can only be obtained based on a complete interweaving of the network functions and the provision of services, or, put another way, the integrated management of the connectivity, access, and service layers. In this scenario, Internet access providers need to become communications operations in order to compete in the market. For such reason, they must either invest in network infrastructure (which could compromise their viability, given the time required for the maturation of the investment and the high capital cost of addressing it), or else become fully integrated with network operators, who already have the necessary infrastructure and technical and human resources.

  Moreover, on the demand side, today's customer is not content with Internet access alone. Users' preferences are becoming increasingly oriented toward integrated offerings (voice, images, Internet access, etc.), for which it is necessary to hold a position as operators who can offer all of the services that the market demands, and thereby compete with other entities that are able to provide all of these services to the end customer.

  In addition, the technological evolution of the services - the rapid increase in connection speeds, the technical complexity needed to provide high-quality audiovisual content, the required interoperability of the various elements of the offering (e-mail, messaging, voicemail, content consumption, etc.) - demands increasingly greater capabilities, scale, and resources in order to stay competitive in a market that is growing in size but whose offerings are constantly changing.

All of this explains the activities of the competing groups aimed at making bandwidth the center or core of their strategy, and, consequently, at combining the telephone and Internet businesses. The most recent examples are the mergers of France Telecom and its Internet subsidiary Wanadoo, and of Deutsche Telekom and T-Online, the latter of which is about to be completed.

The proposed merger of TELEFÓNICA and TERRA, as describe in this Plan, obeys the same logic. In fact, the Boards of Directors of both companies believe that this path must be taken in order to have any guarantee of success in dealing with the challenges posed by the development of the industry, technological change, and customers' new needs. It is thus intended to create a customer-oriented business segment able to offer customers integrated solutions within the telecommunications market.

Therefore, the merger is viewed as a strategic imperative of the highest order, and as an outstanding opportunity for mutual advantage. The shareholders of both TERRA and TELEFÓNICA will benefit from it. In terms of summarizing the most essential aspects, it can be stated that the integration of the businesses resulting from the merger will make it possible:

a) To strengthen the competitive positioning of TERRA and TELEFÓNICA in the above-referenced markets, which will translate into an increase in customers and an expanded share of the market. This is the case because of (i) the greater capacity of the unified firm to respond to the integrated offerings of competitors; (ii) the better position for creating new services that optimize the use of the TELEFÓNICA's network capabilities (which is critical for services with a need for greater bandwidth, greater security, etc.) and that integrate them fully into the service provided to the end customer; (iii) the strengthening of the offering made to the market, combining the positive attributes of the TELEFÓNICA and TERRA brand names, which in turn will make it possible to strengthen the leadership of the combined company; (iv) the greater scale of operations, which will make it possible to undertake innovative projects that would now be more difficult to undertake; and (v) the greater leveraging of the commercial resources of the two companies, e.g., proprietary channels, third-party channels, joint advertising, etc.

b) To make better use of current customer bases, through (i) the ability to define and implement a global strategy based on customer segments, beyond the current product-based vision; (ii) increased penetration; (iii) an increase in the loyalty of existing customers, by reducing churn rates through the packaged sale of services; (iv) increased cross-sales of services; and (v) the resulting increase in per-customer earnings.

c) To minimize costs and optimize investments, through (i) the integrated management of networks and platforms (provision of services, billing, CRM/customer service, etc.), with the additional benefit of greater quality for the end customer, through end-to-end management; (ii) the rationalization of investments that are particularly relevant, given the growing needs for an ability to manage new services that are broadband intensive; (iii) the total elimination of duplication in the development of new services; (iv) the streamlining of corporate structures, eliminating duplications and thereby improving management and increasing efficiency; and (v) an increased ability to achieve synergies in the purchases of contents and services.

d) To facilitate the exploitation of the opportunities for growth in new markets, using broadband Internet access as an offering that is more attractive and competitive than fixed-base telecommunications (a factor that is particularly relevant in terms of the expansion of the Brazilian market).

e) To develop a single strategy of promoting and creating businesses in the e-commerce field and general gateways for access to information and advertising, as a result of the major growth of broadband Internet access in all markets.

1.2 STRUCTURE OF THE TRANSACTION

The legal structure selected for the integration of the businesses is - as noted above - a merger pursuant to the terms of Articles 233 et. seq. of the Corporations Law. The planned merger will take place specifically through the acquisition of TERRA (the acquired company) by TELEFÓNICA (the acquiring company), with the termination, through dissolution without liquidation, of the former company, and the en bloc transmission of all of its assets to the latter company, which, through universal succession, will acquire the rights and obligations of TERRA. As a result of the merger, TERRA shareholders will receive an exchange of shares of TELEFÓNICA, pursuant to the terms specified below.

The merger of TERRA with the parent company of the TELEFÓNICA Group has notable advantages. The most pertinent ones consist of ensuring liquidity for TERRA's shareholders (inasmuch as, in exchange, they will receive shares of TELEFÓNICA, which probably are the most liquid ones on the Spanish market), and simplifying the implementation of the transaction, because once the merger has been completed, it will be easier to undertake the process of reallocating the assets of TERRA within the TELEFÓNICA Group.

  IDENTIFICATION OF THE ENTITIES PARTICIPATING IN THE MERGER

2.1 TELEFÓNICA (the Acquiring Company)

TELEFÓNICA, domiciled in Madrid, at calle Gran Vía, 28, which was incorporated for an indefinite time by means of an notarial instrument executed before Mr. Alejandro Roselló Pastor, a Madrid Notary, on April 19, 1924, at entry No. 141.

TELEFÓNICA is registered with the Commercial Registry of Madrid, in Book 12.534, Folio 21, Page M-6.164.

TELEFÓNICA's Taxpayer ID number is A-28.015.865.

2.2 TERRA (the Acquired Company)

TERRA, domiciled in Barcelona, at calle Nicaragua, 54, which was incorporated for an indefinite time as TELEFÓNICA COMUNICACIONES INTERACTIVAS, S.A. by means of a notarial instrument executed before Mr. José Antonio Escartín Ipiens, a Madrid Notary, on December 4, 1998, at entry No. 5,276 in his notarial register, which changed its name to the current name by means of an instrument dated October 1, 1999, drawn up before Mr. Francisco Arriola Garrote, a Madrid Notary, and recorded under entry No. 1,269 in his notarial register, and which moved to its current domicile by resolution adopted at the Ordinary General Shareholders' Meeting held on June 8, 2000, which resolution was converted into a public instrument before Mr. Nicolás Ferrero López, a Notary of Pozuelo de Alarcón, on August 3, 2000, and recorded under entry No. 2,893 in his notarial register.

TERRA is registered with the Commercial Registry of Barcelona, in Book 32.874, Folio 165, Page B-217.925.

TERRA's Taxpayer ID number is A-82.196.080.

  MERGER EXCHANGE RATIO

The exchange ratio for the shares of the entities participating in the merger, which was determined on the basis of the real value of the corporate assets and liabilities of TELEFÓNICA and TERRA, will be as described below (with no supplemental cash compensation):

Two (2) shares of TELEFÓNICA, each having a par value of one euro (€1), for every nine (9) TERRA shares, each having a par value of two euros (€2).

The determination of the exchange ratio took into consideration the dividends that both companies are expected to distribute, to which reference is made in Section 8 below.

Morgan Stanley & Co. Limited, as TELEFÓNICA's financial advisor for this transaction, has expressed to the company's Board of Directors in its fairness opinion that the agreed-upon exchange ratio is equitable for TELEFÓNICA's shareholders. For their part, Lehman Brothers International (Europe), Spain Branch, and Citigroup Global Markets Limited, as TERRA's financial advisors for this transaction, have expressed to the latter company's Board of Directors in their fairness opinion that the agreed-upon exchange ratio is equitable for TERRA's shareholders other than its majority shareholder, TELEFÓNICA.

  MERGER BALANCE SHEETS

  For the purposes set forth in Article 239.1 of the Corporations Law, the balance sheets for the merger shall be deemed to be the balance sheets of TELEFÓNICA and TERRA as of December 31, 2004. Such balance sheets have been prepared on the date hereof by the respective Boards of Directors, and will be verified by the auditors of both companies and submitted for the approval of the shareholders at the General Shareholders' Meetings of each of the companies that must decide on the merger, prior to the adoption of the merger resolution itself.

  PROCEDURE FOR THE EXCHANGE OF SHARES

The procedure for the exchange of shares of TERRA for shares of TELEFÓNICA shall as follows:

      Once the merger has been approved at the General Shareholder Meetings of both companies, the corresponding Information Memorandum has been verified, if required, by the Comisión Nacional del Mercado de Valores [the Spanish National Securities Commission] (hereinafter, the "CNMV"), and the merger deed has been recorded with the Commercial Registry of Madrid (after having been evaluated by the Commercial Registry of Barcelona), the TERRA shares will be exchanged for TELEFÓNICA shares.

      The exchange will take place beginning on the date indicated in the announcements to be published in the Official Bulletin of the Commercial Registry, in one of the widely-circulated daily newspapers in Madrid and Barcelona, and, if necessary, in the Official Bulletins of the Spanish stock exchanges. A financial institution shall be appointed to act as an Agent for such purpose, and such institution shall be named in the above-mentioned announcements.

      The exchange of the TERRA shares for TELEFÓNICA shares will take place through participants in Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. [Securities Registration, Clearing, and Liquidation Systems Management Company, Inc.] (Iberclear) that are depositaries thereof, in accordance with the procedures established for the book-entry system, pursuant to the provisions of Royal Decree No. 116/1992, of February 14, and with the application of the provisions of Article 59 of the Corporations Law, to the extent applicable.

      Shareholders who hold shares representing a fraction of the number of TERRA shares designated as the exchange ratio may purchase or transfer shares in order to exchange them in accordance with such exchange ratio. Notwithstanding the foregoing, the companies participating in the merger may establish mechanisms for the purpose of facilitating the implementation of the exchange for those TERRA shareholders who own a number of shares that is not a multiple of nine (9), including the designation of a Fractional Agent.

      As a result of the merger, the TERRA shares will become null and void.

It is noted for the record that, as of the date of this Plan, TELEFÓNICA is the holder of four hundred thirty-six million, two hundred five thousand, four hundred nineteen (436,205,419) TERRA shares, representing seventy-five point eighty-seven percent (75.87%) of its share capital. Pursuant to the provisions of Article 249 of the Corporations Law and of the regulations governing treasury stock, the shares of TERRA controlled by TELEFÓNICA will not be exchanged for shares of TELEFÓNICA.

In addition, it is noted for the record that TERRA holds seven million (7,000,000) of its own shares in treasury, which shares were earmarked for redemption following the amendment of the hedging system for the following stock option plans: (i) the TERRA stock option plan approved at the General Shareholders' Meeting of TERRA on October 1, 1999, as amended by resolutions approved at the General Shareholders' Meetings held on June 8, 2000 and on June 7, 2001, and as further developed by the Board of Directors of TERRA, and (ii) stock option plans resulting from the assumption by TERRA of the LYCOS INC. stock option plans as approved at the General Shareholders' Meeting of TERRA on June 8, 2000, and as amended by the General Shareholders' Meeting held on June 7, 2001, and as further developed by the Board of Directors. The above-mentioned seven million (7,000,000) shares will neither be part of the exchange, in compliance with the provisions of Article 249 of the Corporations Law and similar provisions, although, following the registration of the merger, TELEFÓNICA will succeed TERRA as the entity bound by such plans, which will be amended in accordance with the exchange ratio established in this Plan. So as to avoid prejudice to the interests of the beneficiaries of said plans, TELEFÓNICA will establish, if necessary, mechanisms to ensure the that due attention will be given to the commitments assumed by TERRA in connection with the above-mentioned stock option plans.

  INCREASE IN TELEFÓNICA'S CAPITAL

If necessary, TELEFÓNICA will increase its share capital by the exact amount needed to make the exchange for TERRA shares in accordance with the exchange equation established in this Merger Plan.

The increase will be carried out through the issuance of a precise number of shares, each having a nominal value of one euro (€1), belonging to the same single class and series as the current TELEFÓNICA shares, as represented by book-entry accounts, with the application, in any event, of the provisions of Article 249 of the Corporations Law. In particular, the TERRA shares held by TELEFÓNICA will not be exchanged, and will be redeemed.

The maximum amount of the capital increase to be carried out by TELEFÓNICA pursuant to the established exchange ratio may be reduced through the delivery to TERRA shareholders of old shares held in TELEFÓNICA's treasury.

The difference between the net book value of the assets and liabilities received by TELEFÓNICA by virtue of the merger covered by this Plan and the par value of the new shares issued by TELEFÓNICA - adjusted, if necessary, by the proportion represented by the new shares of the total shares delivered in exchange - shall be treated as issuance premium.

Both the par value of such shares and the corresponding issuance premium shall be entirely paid-up as a result of the en bloc conveyance of the corporate assets and liabilities of TERRA to TELEFÓNICA, which, through universal succession, shall acquire the rights and obligations of TERRA.

  DATE FROM WHICH THE SHARES DELIVERED IN EXCHANGE WILL CARRY THE RIGHT TO PARTICIPATE IN CORPORATE EARNINGS

The shares which may be issued by TELEFÓNICA in connection with the capital increase mentioned in Section 6 above, shall entitle their owners to participate in the corporate earnings obtained by TELEFÓNICA starting on January 1, 2005.

Previously existing TELEFÓNICA shares and shares delivered or issued in connection with the exchange will participate, with equal rights in proportion to the par value of each share, in distributions made after the merger deed is recorded with the Commercial Registry.

  DIVIDENDS

For the preparation of this Merger Plan and the determination of the exchange ratio indicated in Section 3 above, the Boards of Directors of TELEFÓNICA and TERRA took into consideration the following dividend-payment plans:

  TELEFÓNICA plans to make the following distributions:

  Payment of an interim dividend based on the earnings for the fiscal year ending December 31, 2004, which will be paid on May 13, 2005. This dividend was announced by the board of directors at its meeting held on January 26, 2005. On the date hereof, the Board of Directors has resolved to set the amount of such dividend at 0.23 Euros per share.

As indicated in Section 7 above, TERRA shareholders who become TELEFÓNICA shareholders as a result of the merger will not benefit from such dividend. This was therefore taken into consideration in determining of the exchange ratio.

  The distribution of TELEFÓNICA's treasury stock, at the ratio of one share of treasury stock for each twenty-five shares owned by the shareholder, charged against the reserve for issuance premium. The proposal for such distribution plan was approved by the Board of Directors at its meeting held on November 24, 2004. The effectiveness of the distribution is subject to the corresponding approval by the shareholders at the Ordinary General Shareholders' Meeting of TELEFÓNICA. The payment is expected to be made during the days following the meeting and, in any event, before the merger of TELEFÓNICA and TERRA is recorded with the Commercial Registry.

TERRA shareholders who become TELEFÓNICA shareholders as a result of the merger will not benefit from such distribution. This was therefore taken into consideration in the determination of the exchange ratio.

  The payment of a dividend with a charge against the reserve for issuance premium, which should be paid on November 11, 2005. The proposal for this dividend was announced by the Board of Directors at its meeting held on November 24, 2004. The effectiveness of the distribution is subject to the corresponding approval by shareholders at the Ordinary General Shareholders' Meeting of TELEFÓNICA. The exact amount of such dividend is expected to be 0.27 Euros per share.

Unlike the provisions for dividends described above in subsections (i) and (ii), this dividend will be received by both the TELEFÓNICA shareholders and the TERRA shareholders who become TELEFÓNICA shareholders as a result of the merger. This was therefore not taken into consideration in the determination of the exchange ratio.

  TERRA expects to pay a dividend in the amount of 0.60 Euros per share, with a charge against the "Reserve for Shares Issuance Premium" account. The proposal for such distribution was approved by the Board of Directors at its meeting held on February 23, 2005. The effectiveness of the distribution is subject to the corresponding approval by the shareholders at the Ordinary General Shareholders' Meeting of TERRA. Payment is expected to be made during the days following the meeting and, in any event, before the merger of TELEFÓNICA and TERRA is recorded with the Commercial Registry.

Only the shareholders of TERRA will benefit from such distribution. This was therefore taken into consideration in the determination of the exchange ratio.

  DATE OF THE ACCOUNTING EFFECTS OF THE MERGER

January 1, 2005 is hereby established as the date from which the TERRA transactions shall be deemed for accounting purposes to have taken place on behalf of TELEFÓNICA.

  SPECIAL RIGHTS

There are no special TERRA shares. Nor are there any owners of special rights other than the shares, except for those belonging to the beneficiaries (employees, officers, and directors of the companies in the TERRA Group) of TERRA; stock option plans mentioned in the Section 5 above of this Plan. Following the implementation of the merger, TELEFÓNICA will succeed TERRA as the entity bound by such plans. TERRA stock option rights shall be automatically converted into TELEFÓNICA stock option rights, upon the terms resulting from the exchange ratio established in this Plan. All references to TERRA or, as applicable, to LYCOS INC. or to LYCOS VIRGINIA in such option plans shall be deemed to be made to TELEFÓNICA starting on the date of registration of the merger.

The TELEFÓNICA shares that are delivered to the TERRA shareholders pursuant to the merger contemplated in this Plan shall not give the holders thereof any special rights whatsoever.

  BENEFITS EXTENDED TO DIRECTORS AND INDEPENDENT EXPERTS

No benefits of any type shall be extended to the directors of any of the entities participating in the merger, or to the independent expert who participates in the merger process.

  TAX REGULATIONS

The planned merger shall be governed by the tax regulations set forth in Chapter VIII of Title VII, and by the second supplemental provision of the Consolidated Text of the Corporate Income Tax Law, as approved by Royal Legislative Decree No. 4/2004.

For this purpose, and pursuant to the provisions of Article 96 of the above-mentioned Consolidated Text, the merger transaction will be reported to the Government Inspection Office in the manner established by the regulations.

  BYLAW/CHARTER AMENDMENTS

TELEFÓNICA's Board of Directors shall submit for the approval of the shareholders at the General Shareholders' Meeting of TELEFÓNICA wherein the merger is approved, the bylaw/charter amendments that pertain to this Merger Plan and such other amendments that the Boards of Directors of TELEFÓNICA and TERRA mutually decide upon.

  APPOINTMENT OF INDEPENDENT EXPERT

Pursuant to the provisions of Article 236 of the Corporations Law, the directors of TELEFÓNICA and TERRA shall ask the Commercial Registry of Madrid to appoint a single independent expert for the preparation of a single report on this Merger Plan and on the assets and liabilities contributed by TERRA to TELEFÓNICA as a result of the merger.

  ADMINISTRATIVE AUTHORIZATIONS

The effectiveness of the planned merger shall be subject to the provision of notices and the acquisition of the applicable relevant authorizations and registrations in Spain and in the other jurisdictions in which both companies are present.

Pursuant to the provisions of Article 234 of the Corporations Law, the directors of TELEFÓNICA and TERRA whose names appear below have signed and, through their signature, approved, this Merger Plan, in the form of four (4) original specimens, of identical form and content, which were approved by the Boards of Directors of TELEFÓNICA and of TERRA on February 23, 2005.

BOARD OF DIRECTORS OF TELEFÓNICA
__________________________ Mr. Cesar Alierta Izuel	_____________________ Mr. Isidro Fainé Casas
___________________________________ Mr. Fernando de Almansa Moreno-Barreda	___________________________ Mr. Jesús María Cadenato Matía
__________________________ Mr. Maximino Carpio García	_____________________ Mr. Carlos Colomer Casellas
__________________________ Mr. Alfonso Ferrari Herreo	_____________________ Mr. Gonzalo Hinojosa Fernández de Angulo
__________________________ Mr. Miguel Horta e Costa	_____________________ Mr. Luis Lada Díaz
__________________________ Mr. Antonio Massanell Lavilla	__________________________ Mr. Mario E. Vázquez
__________________________ Mr. Antonio Alonso Ureba

It is noted for the record that the Directors Antonio Viana-Baptista and Enrique Used Aznar have abstained from participating in the deliberations and voting on the merger plan because it was believed that they are subject to a potential conflict of interest. For this reason their signatures do not appear in this document. In addition, it is noted for the record that the Directors Pablo Isla Alvarez de Tejera, Gregorio Villalabeitia Galárraga, J. Antonio Fernández Rivero and José Fonollosa García did not attend the meeting at which this Merger Plan was approved, with the first of them being represented by César Alerta Izuel and the remaining three being represented by Jesús María Cadenato Matía. For this reason, their signatures also do not appear in this document.

BOARD OF DIRECTORS OF TERRA
__________________________ Mr. Joaquín Faura Battle	__________________________ Mr. Francisco Moreno de Alborán y de Vierna
__________________________ Mr. Fernando Labad Sasiaín	_____________________ Mr. Enrique Used Aznar
__________________________ Mr. Luis Bassat Coen	_____________________ Mr. Alfonso Merry del Val Gracie
__________________________ Mr. Carlos Fernández-Prida Méndez-Núñez	_____________________ Mr. José Alfonso Bustamante Bustamante
__________________________ Mr. Luis Badía Almirall

It is noted for the record that all the Directors appointed as per indication of Telefónica, S.A., that is, Mr. J. Alfonso Bustamante Bustamante, Mr. Enrique Used Aznar and Mr. Fernando Labad Sasiaín have abstained from attending and participating in the deliberations of the Board of Directors of Terra Networks, S.A. on the merger plan and, consequently, have not signed it,  because it was believed that they are subject to a potential conflict of interest.  For this reason the signatures of Mr. J. Alfonso Bustamante Bustamante, Mr. Enrique Used Aznar and Mr. Fernando Labad Sasiaín do not appear in this document.

In addition, it is noted for the record that D. Luis Bassat Coen, who could not attend this meeting of the Board of Directors at which this Merger Plan was approved, because of illness, has also abstained from participating in the deliberations in relation to it, because it was believed that he is subject to a potential conflict of interest.  For this reason his signature does not appear in this document.

ANNEX - 2

Nota de Prensa

Press Release

23/02/05

Terra Networks has requested to distribute a dividend in cash of 0.60 euros per share

THE BOARDS OF DIRECTORS OF TELEFÓNICA AND TERRA APROVE THE MERGER PLAN OF BOTH COMPANIES

    Madrid, February 23rd 2005.- In the context of the negotiations that Terra Networks, S.A. is holding with Telefónica, S.A. leading to a probable merger between the two companies, the Board of Directors of Terra Networks, S.A. has proposed to Telefónica, S.A. the distribution to Terra Networks, S.A.' shareholders, as an additional element of profitability, and as a dividend in cash, the aggregate amount of 340,764,907 euros.

    This distribution, which will be charged against Additional Paid-in Capital Reserve of Terra Networks, S.A. represents an additional 0.60 euros per share to the exchange ratio pursuant to the merger.

    The Board of Directors of Telefónica, S.A. has accepted the proposal of Terra Networks, S.A. and, in consequence, both Boards of Directors have approved the Merger Plan.

Para más información / For further information
Dirección de Comunicación Corporativa	Tel: +34 91 584 09 20
Press Office	Fax: +34 91 532 71 18
Gran Vía, 28 - 3ª Planta	e-mail: prensa@telefonica.es
28013 - MADRID	http://www.telefonica.es/saladeprensa